
RECEIVED
JUN 2 9 2005
213
PROCESSING
SECTION


05043193

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2004 (MM/DD/YY) AND ENDING MARCH 31, 2005 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KW Securities Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Bayhill Drive, Suite 170

(No. and Street)

San Bruno	**CA**	**94066**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause **650-266-8055**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Lawrence A. Krause**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **KW Securities Corporation**, as of **March 31, 2005**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

~~Subscribed and sworn to before me~~ See attached certificate

~~this 28th day of June 2005~~



Notary Public


DOROTHY F. DURNEY
Commission # 1581297
Notary Public - California
San Mateo County
My Comm. Expires May 22, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of San Mateo } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 28th day of June, 2005, by
Date / Month / Year

(1) Lawrence A. Krause,
Name of Signer

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,) (and

(2) —,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Dorothy F. Durney
Signature of Notary Public


DOROTHY F. DURNEY
Commission # 1581297
Notary Public - California
San Mateo County
My Comm. Expires May 22, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Financial Statement

Document Date: March 31, 2005 Number of Pages: 20

Signer(s) Other Than Named Above: —

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2005


Harb Levy & Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors of
KW Securities Corporation

We have audited the accompanying statement of financial condition of KW Securities Corporation (the Company) as of March 31, 2005, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
April 25, 2005

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

KW Securities Corporation
Statement of Financial Condition
March 31, 2005

Assets

Cash	$ 7,264
Deposit with clearing-broker	50,000
Commissions receivable	14,114
Total assets	$ 71,378

Liabilities and Stockholder's Equity

Liabilities:	
Due to parent	$ 11,000
Accounts payable and accrued expenses	5,950
Total liabilities	16,950
Stockholder's equity:	
Common stock, $1 par value:	
Authorized: 500,000 shares;	
Issued and outstanding: 4,500 shares	4,500
Retained earnings	49,928
Total stockholder's equity	54,428
Total liabilities and stockholder's equity	$ 71,378

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Operations
For The Year Ended March 31, 2005

Revenue:	
Commissions	$ 330,796
Interest and dividends	1,121
Total revenue	331,917
Expenses:	
Management fees	299,659
Clearing and brokerage	13,075
Professional fees	4,450
Licenses, fees and other	5,182
Total expenses	322,366
Net Income	$ 9,551

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
For The Year Ended March 31, 2005

	Common Stock	Retained Earnings	Total
Balances at April 1, 2004	$ 4,500	$ 40,377	$ 44,877
Net Income	-	9,551	9,551
Balances at March 31, 2005	$ 4,500	$ 49,928	$ 54,428

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Cash Flows
For The Year Ended March 31, 2005

Cash flows from operating activities:	
Net income	$ 9,551
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in commissions receivable	17,200
Increase in receivable from broker	(50,000)
Decrease in due to parent	(8,735)
Increase in accounts payable and accrued expenses	5,950
Net cash used in operating activities	(26,034)
Net decrease in cash	(26,034)
Cash, beginning of year	33,298
Cash, end of year	$ 7,264

See Accompanying Notes to Financial Statements

KW Securities Corporation
Notes to the Financial Statements
March 31, 2005

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission (SEC) as a fully disclosed securities broker-dealer and is a member of the National Association of Securities Dealers (NASD).

Method of Accounting

The Company uses the accrual method of accounting for financial reporting and the cash method of accounting for income tax purposes.

Cash

Cash consists of deposits with a commercial bank which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Commissions Receivable

The Company clears securities transactions through third–party broker/dealers and financial institutions. The clearing entity collects commissions earned and remits to the Company its share of commissions collected.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on the trade-date basis.

KW Securities Corporation
Notes to the Financial Statements
March 31, 2005

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2005 because management believes it to be immaterial to the financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005, the Company had net capital of $49,774 which was $24,774 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.34 to 1.

3. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. ("the parent"). The parent company follows a policy of paying certain expenses of its affiliates and receives reimbursements from the affiliates for their pro-rata share. During the year ended March 31, 2005, the Company paid $299,659 as a reimbursement to the parent for its share of expenses; such payments are reported as management fees in the accompanying statement of operations. As of March 31, 2005 the Company had $11,000 payable to the parent for management fees, which is recorded as due to parent in the accompanying statement of financial condition.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation as of March 31, 2005

Item			Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 54,428	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			$ 54,428	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 54,428	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	4,654	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(4,654)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			49,774	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 49,774	3750

OMIT PENNIES

6A: Non allowable assets
12b-1 fees receivable $ 4,654

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation as of March 31, 2005

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Item			Amount	Code
11. Minimum net capital required (6 2/3% of line 19)			$ 1,130	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			25,000	3758
13. Net capital requirement (greater of line 11 or 12)			25,000	3760
14. Excess net capital (line 10 less 13)			24,774	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			48,079	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			16,950	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			16,950	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			34.05%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			-%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

KW Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2005

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

KW Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
March 31, 2005

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

KW Securities Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
For The Year Ended March 31, 2005

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 56,014	$ 1,505
Differences:		
Accrual of commission revenue (1)	13,859	-
Non-allowable assets (2)	(4,654)	-
Accrual of management fees and other expenses (3)	(15,445)	15,445
Computation per Schedule I	$ 49,774	$ 16,950

(1) Difference arose from audit adjustments relating to accrual of commission revenues earned in March 2005 but not recorded until April 2005.

(2) Difference arose from audit adjustments relating to non-allowable assets for 12b-1 fees receivable earned in March 2005 but not recorded until April 2005.

(3) Difference arose from a net audit adjustment relating to management fees and other expenses incurred for the period January – March 2005 but not recorded until April 2005.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

To the Board of Directors of
KW Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of KW Securities Corporation for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
April 25, 2005